Connacher
OIL AND GAS LIMITED

RECEIVED
2007 OCT 17 A 10:01
CORPORATE FINANCE

PRESS RELEASE 07027323 **SEPTMEBER 20, 2007**

CONNACHER OIL AND GAS LIMITED TO PARTICIPATE IN OIL SANDS CONFERENCE

SUPPL

Calgary, Alberta – Connacher Oil and Gas Limited (CLL-TSX) announces today that the company's Executive Vice President and Chief Operating Officer, Peter D. Sametz, and Vice President, Exploration, Stephen A. Marston, will make a presentation to Orion Securities Emerging Oil Sands Conference, scheduled for Toronto, Ontario on the afternoon of September 24, 2007.

A copy of the power point slides which comprise the presentation will be posted on Connacher's website at www.connacheroil.com on September 24, 2007. Go to "Recent Highlights" and click on the link or go to "Investor Info" and click on "Presentations".

Connacher Oil and Gas Limited is a Calgary-based Canadian oil and natural gas exploration, development and production company. The company's principal assets are its significant bitumen reserves and resources and its 100 percent interest in approximately 95,000 acres of oil sands leases in the Great Divide region near Fort McMurray, Alberta. It also owns conventional production and reserves at Marten Creek and Three Hills, Alberta and at Battrum, Saskatchewan. Connacher owns and operates a 9,500 barrel per day refinery in Great Falls, Montana and maintains a valuable 26 percent equity stake in Petrolifera Petroleum Limited (PDP – TSX), a public company active in Argentina, Colombia and Peru in South America.

For further information, contact:
Richard A. Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201
Fax: (403) 538-6225
www.connacheroil.com
inquiries@connacheroil.com

PROCESSED
OCT 23 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 2007
WASH. D.C.
160

END

Suite 2600, Watermark Tower
530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Telephone: (403) 538-6201 Facsimile: (403) 538-6225